The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 20, 2007
Angela McHale
United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3402
Fax: (202) 772-9210

Re: BioStem, Inc.
Preliminary Proxy Statement on Schedule 14C
Registration No. 000-49933
Filed on September 7, 2007

Dear Angela,

In response to your comment letter dated September 18, 2007, BioStem, Inc. (the “Company”) has the following response:

1.	Please revise your information statement to include the disclosure required by Item 6 of Schedule 14A.

RESPONSE:

We have included the disclosures required by Item 6 of Schedule 14A in the amended filing as far as such disclosures are relevant to the Company’s current Schedule 14C filing as you have requested.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate